Cusip No. 759525108 13G Page 4 of 4 Pages





                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                            RELM WIRELESS CORPORATION
                     ---------------------------------------
                                (Name of Issuer)



                     Common Stock, Par Value $.60 per share
                    ----------------------------------------
                         (Title of Class of Securities)



                                    759525108
                    ----------------------------------------
                                 (CUSIP Number)



                                December 28, 2000
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

    [_]  Rule 13d-1(b)

    [X]  Rule 13d-1(c)

    [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON

         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        Bruce Galloway (for and on behalf of accounts over which he has control)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)
                 ---

                  (b)   X
                 ---


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

      United States


               5.   Sole Voting Power:  306,900
Number of
Shares
Beneficially   6.   Shared Voting Power:  -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 306,900
Person
With
8.       Shared Dispositive Power:  -0-


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    306,900


10.      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES *

                                 Not Applicable


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      5.8%


12.      TYPE OF REPORTING PERSON*

                  IN

 Item 1(a)-       Name of Issuer:

                           Relm Wireless Corporation

Item 1(b)-        Address of Issuer's Principal Executive Offices:

                           7100 Technology Drive
                           West Melbourne, Florida 32904

Item 2(a)-        Name of Person Filing:

                           Bruce Galloway

Item 2(b)-        Address of Principal Business Office:

                           Bruce Galloway
                           1325 Avenue of the Americas
                           26th Floor
                           New York, New York 10019


Item 2(c)-        Citizenship (Place of Incorporation):

                           United States


Item 2(d)-        Title of Class of Securities:

                           Common Stock, $.60 par value

Item 2(e)-        Cusip Number:

                           759525108

Item 3- This statement is being filed pursuant to Rule 13d-1(c).


Item 4(a)-        Amount beneficially owned:

                           306,900

Item 4(b)-        Percent of Class:    5.8%


Item 4(c)- Number of Shares to which the reporting person has:

(i)      sole power to vote or to direct the vote:*
(ii)     shared power to vote or to direct the vote: *
(iii)    sole power to dispose or to direct the disposition of: *
(iv)     shared power to dispose or to direct the disposition of: *

         *  See items 5-11, above


Item 5 - Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6 - Ownership of More than Five percent on Behalf of Another Person:

                           Not Applicable

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                           Not Applicable

Item 8- Identification and Classification of Members of the Group:

                           Not Applicable

Item 9-  Notice of Dissolution of Group:

                           Not Applicable

Item 10- Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

                  None

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                              /s/ Bruce Galloway
                                                                  Bruce Galloway